June 28, 1996




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               Re:  Cablevision Systems Corporation
                    Amendment No. 8 to Schedule 13D
                    CUSIP # 12686c109

Gentlemen:

          Pursuant to Rule 902(g) of Regulation S-T, we enclose an electronic filing of our Amendment No. 8 to Schedule 13D with respect to Cablevision Systems Corporation.



                                        Sincerely,




                                        James E. McKee
                                        General Counsel




JEM/lb
Enclosure(s)